                                    FORM 11-K





                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from ___________  to  ____________

                          COMMISSION FILE NUMBER 1-3672









                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                               EMPLOYEE LONG-TERM
                           SAVINGS PLAN - IBEW NO. 702



                           Issuer: Ameren Corporation


                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103
                          (Principal Executive Office)

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
EMPLOYEE LONG-TERM SAVINGS PLAN - IBEW NO. 702
Report, Financial Statements and Additional Information
December 31, 1999

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Report, Financial Statements and Additional Information
Index
December 31, 1999
________________________________________________________________________________


                                                                      Page


Report of Independent Accountants                                      1


Statement of Net Assets Available for Benefits
 at December 31, 1999 and December 31, 1998                            2


Statement of Changes in Net Assets Available for Benefits
 for the years ended December 31, 1999 and December 31, 1998           3


Notes to Financial Statements                                         4-13

                        Report of Independent Accountants

June 28, 2000

To the Board of Directors of
Central Illinois Public Service Company and the
Participants of the Central Illinois Public Service
Company Employee Long-Term Savings Plan,
IBEW No. 702

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Central Illinois Public Service Company Employee Long-Term Savings Plan, IBEW No. 702 (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/S/ PricewaterhouseCoopers

June 28, 2000

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Statement of Net Assets Available for Benefits
Page 2
________________________________________________________________________________



                                                         December 31,

                                                     1999              1998
                                                 ------------       ------------

Assets

Investments at fair value                        $ 33,665,864      $ 28,714,548


Cash                                                     --             (10,001)
Dividends and interest receivable                      15,408            12,614


Contributions receivable:
      Participant                                     141,658           140,034
      Employer                                         14,513            14,687
                                                 ------------      ------------
                                                      156,171           154,721
                                                 ------------      ------------

Net assets available for benefits                $ 33,837,443      $ 28,871,882
                                                 ============      ============


  The accompanying notes are an iuntegral part of these financail statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Statement of Changes in Net Assets Available for Benefits
Page 3
________________________________________________________________________________



                                                         For the Year Ended
                                                            December 31,

                                                       1999             1998
                                                  ------------     -------------
Additions to net assets attributed to:

    Participant contributions                     $  3,297,919     $  3,256,990
    Employer contributions                             230,191          232,397
    Dividend and interest                            1,057,159          817,719
    Net appreciation
    in fair value of investments                     1,561,399        3,045,861
                                                  ------------     -------------


      Total additions                                6,146,668        7,352,967

Deductions from net assets
 attributed to:
    Distributions                                    1,202,549          740,837
    Administrative expenses                              3,801            4,721
                                                  ------------     -------------


        Total deductions                             1,206,350          745,558
                                                  ------------     -------------


Net transfer between funds and plans                    25,243         (132,792)
                                                  ------------     -------------


Increase in net assets
 available for benefits                              4,965,561        6,474,617

Net assets available for benefits,
  Beginning of year                                 28,871,882       22,397,265
                                                  ------------     -------------


  End of year                                     $ 33,837,443     $ 28,871,882
                                                  ============     ============


  The accompanying notes are an iuntegral part of these financail statements.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1999
Page 4




1.   Description of the plan

     General
     The following description of the Plan provides only general information. For a more complete description of the Plan's provisions, a copy of the Plan document is available upon request from the Plan Administrator.

     The Central Illinois Public Service Company (the Company) is an Illinois corporation which is a wholly-owned subsidiary of Ameren Corporation (Ameren), a holding company formed upon completion of the merger between Union Electric Company and CIPSCO Incorporated (the Merger). The Company adopted the Employee Long-Term Savings Plan - IBEW No. 702 (the Plan) on January 1, 1990, to provide a systematic means by which certain eligible employees of the Company may adopt a regular savings program and secure federal income tax benefits resulting from participation in the Plan. The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides for the investment in certain funds held under the Plan for each participating employee (the Participant).

     A committee (the Committee) consisting of at least three persons appointed by the Company administers the Plan. The Committee has the power to adopt rules and regulations as deemed necessary or advisable to carry out the Plan in accordance with its terms. No member of the Committee who is an employee of the Company may receive any remuneration for services performed in this capacity as a member of the Committee. Merrill Lynch Trust Company of America (the Trustee) serves as trustee under terms of the Master Trust.

     Participation
     Each employee of the Company receiving regular salary or wages who is part of the IBEW Local No. 702 collective bargaining unit and who has both completed one year of service (defined as a consecutive twelve-month period beginning with his/her employment commencement date or anniversary thereof during which he/she has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become a Participant.

     Contributions
     The Plan permits a participant to make contributions to the Plan through payroll reductions from 1% up to 15% of the Participant's compensation (as defined). The Tax Reform Act of 1986 limited the maximum annual amount that may be contributed by a Participant to $10,000 in 1999 and 1998. The Company transfers to the Master Trust the amount designated by the
     Participant  where  it  is  placed  in  a  Participant's  account  no  less frequently than semi-monthly. The Company shall make a matching contribution equal to 15% of the amount of compensation reduction contributions, not

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1999
Page 5
________________________________________________________________________________


     to exceed 5% of the participant's compensation while an active participant for such payroll period. Contributions are invested in accordance with the Participant's directions in one or more of the Funds. Employees may make "qualifying rollover contributions" of amounts received as a distribution from a prior employer's plan.

     Vesting
     The amounts in a Participant's Account are fully vested at all times. Since Company contributions vest immediately, forfeitures are not applicable.

     Investment options
     Ameren Common Stock Fund - This fund invests in shares of Ameren Corporation common stock which the trustee purchases in the open market from time to time.

     Bond Index Fund - Funds are invested in the Barclays Global Investors Government/Corporate Bond Index Fund which is a stratified sample of bonds comprising the Lehman Brothers Government/Corporate Bond Index (the Bond Index). The Bond Index is comprised primarily of U.S. Government, U.S. Agency and corporate bonds.

     Standard & Poor's (S&P) 500 Equity Index Fund - Funds are invested in the Merrill Lynch Equity Index Trust, a collective trust fund maintained by Merrill Lynch Trust Company. The investment objectives of the Merrill Lynch Equity Index Trust are to approximate the total return of the S&P 500 Composite Stock Index (the Equity Index). The investment strategy has two components. Ordinarily, over 90% of the assets are held as a traditional "full replication" Equity Index portfolio comprised of all, or nearly all, 500 stocks in weightings closely aligned with those of the Equity Index. The balance of the assets are held in a liquidity pool of cash equivalents (hedged by ownership of S&P 500 Index Futures) that provide a return very close to the Equity Index, while allowing low-cost, efficient accommodation of cash flows in and out of the Merrill Lynch Equity Index Trust.

     Money Market Fund - Funds are invested in the Barclays Global Investors Money Market Fund for Employee Benefit Trusts, which provides for investment and reinvestment in a variety of money market instruments, including but not limited to U.S. government and agency securities, bank obligations such as certificates of deposit, banker's acceptances and fixed-time deposits, short-term commercial debt instruments such as commercial paper, unsecured loan participation or variable rate demand notes and repurchase agreements.

     Growth Equity Fund - Funds are invested in a separately managed portfolio consisting primarily of equity securities, or securities convertible into common stocks. A portion of the portfolio may be invested in cash equivalents. The portfolio is managed by Merrill Lynch Asset Management.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1999
Page 6
________________________________________________________________________________


     Merrill Lynch Retirement Preservation Trust - Funds are invested primarily in U.S. government and agency securities, guaranteed investment contracts issued generally by insurance carriers and banks, and high-quality money market instruments. This Fund is a collective trust fund maintained by Merrill Lynch Trust Company.

     AIM Value Fund - Class A Shares - Funds are invested primarily in equity securities that are judged by the manager to be undervalued. The AIM Value Fund invests primarily in common stocks, convertible bonds and convertible preferred stocks, but also may invest in preferred stocks and other debt securities.

     Merrill Lynch Global Allocation Fund - Class A Shares - This fund varies the mix of investments in United States and foreign equity, debt and money market securities based upon the manager's evaluation of changing market and economic trends.

     Merrill Lynch Capital Fund - This fund has a fully managed investment policy utilizing equity, debt and convertible securities. Consistent with policy, the Capital Fund's portfolio may, at any given time, be invested substantially in equity securities (stocks), corporate bonds, or money market securities. It is the expectation of the investment manager that over longer periods, a major portion of the Capital Fund's portfolio will consist of equity securities of larger-market capitalization companies.

     Participant   Loan  Fund  -  This  fund  consists  of  amounts   loaned  to
     participants as provided for in the Plan.

     Plan Withdrawals/Loans
     No withdrawals from a Participant's account are permitted while the Participant continues to be employed by the Company except that, upon compliance with the provisions of the Plan, one withdrawal may be made each year in limited cases of financial hardship. In addition, Participants may make withdrawals of their rollover contributions and earnings thereon.

     Upon application of a Participant and payment of a loan application fee, the Committee may, in compliance with the Plan, direct the Trustee to make a loan to the Participant from the Participant's account upon such terms as the Committee shall specify. Participants' loans are maintained in the Participant Loan Fund.

     Distributions
     Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's account less the unpaid amount of any outstanding loan (including accrued interest). Generally, distributions will be made in a lump sum; however, in certain circumstances a Participant may also elect to receive his/her distribution in installments. Certain distributions may be deferred until a participant reaches age 70 1/2, dies, or requests an earlier distribution (whichever occurs first).

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1999
Page 7
________________________________________________________________________________


     Amounts that have been requested for withdrawal by Participants, but have not yet been distributed by the Plan, are included in net assets available for benefits. There were no amounts requested for withdrawal by Participants, but not yet distributed by the Plan as of December 31, 1999 or 1998.

     Plan termination
     The Company has a right to terminate the Plan at any time subject to the provisions of ERISA. Upon termination, the Trustee will distribute assets remaining in the Trust Fund with the exception that, except in certain specified situations, no distributions shall be made until a participant attains age 59 1/2.

2.   Summary of significant accounting policies

     Basis of accounting

     The financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investments
     All investments are presented at fair value as of December 31, 1999 and 1998. The fair value of the Ameren Common Stock Fund was determined using year-end published market prices. Investments in equity securities and bonds are valued at net asset market value including accrued income on the last business day of each year. Investments in the Money Market Fund and Merrill Lynch Retirement Preservation Trust are valued at cost plus accrued income, which approximates market. Participant loans are valued at cost which approximates fair market value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Income
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1999
Page 8
________________________________________________________________________________


     Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in Net appreciation (depreciation) of investments on the Statement of Changes in Net Assets Available for Benefits.

     Expenses
     In general, expenses to administer the Plan, including fees and expenses of the Trustee, are paid by the Company, except as provided for in the Plan. All transaction fees of an investment fund are paid from the assets of that investment fund.

     Benefit payments
     Benefit payments are recorded when paid.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1999
Page 9
________________________________________________________________________________


3.   Investments

     The following table presents investments of the Plan. Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1999 and 1998 are separately identified.

                                                             December 31,
                                                         1999            1998
                                                         ----            ----
       Investments at Fair Value as
         Determined by Quoted Market Price

  Ameren Common Stock                                $ 8,254,368     $ 8,546,226

  Common/Collective Trusts:
     S&P 500 Equity Index Fund                         9,257,073       7,285,868
     Govt/Corp Bond Index Fund                         1,005,141       1,044,257
     Money Market Fund                                   963,272       1,379,710
     Growth Equity Fund                                8,707,462       6,408,322
     Merrill Lynch Retirement
      Preservation Trust                                 302,755         323,867
                                                     -----------     -----------
     Total Common/Collective Trusts                   20,235,703      16,442,024

 Mutual Funds:
   AIM Value Fund                                      2,848,159       1,727,473
   Merrill Lynch Global Allocation Fund --
         Class A                                         407,674         269,117
   Merrill Lynch Capital Fund                            492,297         356,484
                                                     -----------     -----------
   Total Mutual Funds                                  3,748,130       2,353,074

  Loans to Participants                                1,427,663       1,373,224
                                                     -----------     -----------

Total Investments                                    $33,665,864     $28,714,548
                                                     ===========     ===========


4.   Transactions with parties-in-interest

     At December 31, 1999, the Plan held Ameren Corporation common stock with a cost and market value of $8,699,300 and $8,254,368, respectively. During 1999, the Plan purchased shares at a cost of $3,192,634 and sold shares valued at $1,217,240, resulting in a net realized gain of $72,304. The Plan also distributed shares valued at $114,112 to persons withdrawing from the Plan.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1999
Page 10
________________________________________________________________________________


     At December 31, 1998, the Plan held Ameren Corporation common stock with a cost and market value of $6,751,530 and $8,546,226, respectively. During 1998, the Plan purchased shares at a cost of $2,472,489 and sold shares valued at $1,844,516, resulting in a net realized gain of $241,855. The Plan also distributed shares valued at $129,854 to persons withdrawing from the Plan.

     The Plan held $302,755 and $323,867 in the Merrill Lynch Retirement Preservation Trust at December 31, 1999 and 1998, respectively. This Fund is a collective trust fund with book value approximating market.

     At December 31, 1999, the Plan held shares in the Merrill Lynch Equity Index Trust with a cost and market value of $5,063,177 and $9,257,073, respectively. During 1999, the Plan purchased shares at a cost of $1,584,223 and sold shares valued at $1,197,443, resulting in a net realized gain of $392,016.

     At December 31, 1998, the Plan held shares in the Merrill Lynch Equity Index Trust with a cost and market value of $4,281,895 and $7,285,868, respectively. During 1998, the Plan purchased shares at a cost of $1,740,060 and sold shares valued at $924,415, resulting in a net realized gain of $268,437.

     These  transactions  are  allowable  party-in-interest  transactions  under
     Section 408(b)(8) of the ERISA regulations.

5.   Federal income tax status

     The Plan is  intended  to  qualify as a  deferred  compensation  plan under sections 401 (a) and 401 (k) of the Internal Revenue Code of 1986. Qualification of the Plan means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or a beneficiary in the event of the Participant's death. Payroll reduction contributions to a Participant's account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received a favorable determination letter from the Internal Revenue Service dated July 29, 1996, concerning the qualification of the Plan under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986, concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. Management believes that the Plan is currently designed and is being operated in compliance with requirements of the Internal Revenue Code and that the Plan is tax exempt as of the financial statement date.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Employee Long-Term Savings Plan - IBEW NO. 702
Notes to Financial Statements
December 31, 1999
Page 11
________________________________________________________________________________


     Discussions of the federal income tax consequences of the Plans, including consequences on distributions of Participant's account, are contained in the Company's Employee Long-Term Savings Plan Summary Plan Description and Information Statement (dated June 27, 1995).

6.   Participation in Master Trust

     The Central Illinois Public Service Company Master Long-Term Savings Trust (the Master Trust) was established April 1, 1985 to serve as the funding medium for the Plan and for the other separate Employee Long-Term Savings Plans which are for the executive and wage and salary groups and the members of the IUOE No. 148 collective bargaining unit. These separate plans are not included in this report and are shown separately in their own reports. At December 31, 1999 and 1998, the Plan's interest in the net assets of the master trust was approximately 56% and 53%, respectively.

     The Master Trusts' Statement of Net Assets at December 31, 1999 and 1998, and Statement of Changes in Net Assets for the Year Ended December 31, 1999 and 1998, are detailed on the following pages.

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Master Long-Term Savings Trust
Statement of Net Assets Available for Benefits
December 31, 1999 and 1998
Page 12
________________________________________________________________________________


                                                             December 31,
                                                         1999           1998
                                                    ------------   -------------
Investments, at fair value:

   Ameren Common Stock Fund                         $ 17,779,909   $ 18,123,511
   Bond Index Fund                                     1,572,443      1,783,429
   Money Market Fund                                   2,986,046      4,526,474
   Growth Equity Fund                                 13,653,646     10,347,700
   Standard & Poor's (S&P) 500 Equity Index Fund      15,277,471     11,816,384
   Merrill Lynch Retirement Preservation Trust         1,194,818      1,924,488
   AIM Value Fund                                      3,492,094      2,138,823
   Merrill Lynch Global Allocation Fund                  485,030        346,163
   Merrill Lynch Capital Fund                            722,074        534,042
   Participant Loan Fund                               2,542,130      2,586,939
                                                    ------------   ------------
      Total investments                               59,705,661     54,127,953

Cash                                                        --          (10,616)

Receivables:

   Pending Settlement                                       --              498
   Payroll withholdings                                  229,799        222,156
   Interest and Dividends                                 29,891         24,532
                                                    ------------   ------------

Net assets available for benefits                   $ 59,965,351   $ 54,364,523
                                                    ============   ============

CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
Master Long-Term Savings Trust
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
Page 13
________________________________________________________________________________

                                                       Year ended December 31,
                                                       1999              1998
Additions:

   Employee contributions                        $   4,783,369    $   7,238,215

   Employer contributions                              230,191          232,397

   Investment income                                 2,072,176        3,025,572

   Net appreciation of investments                   1,177,732        7,803,511
                                                 -------------    -------------

       Total additions                               8,263,468       18,299,695
                                                 -------------    -------------


Deductions:

   Distributions                                     2,672,958        9,659,880

   Administrative expenses                              (4,193)          10,482
                                                 -------------    -------------

       Total deductions                              2,668,765        9,670,362
                                                 -------------    -------------

Increase in net assets available for benefits        5,594,703        8,629,333

Net assets available for benefits
   Beginning of year                                54,364,523      120,905,587
                                                 -------------    -------------

   End of year                                      59,959,226      129,534,920

Net assets transferred in/(out)                          6,125      (75,170,397)
                                                 -------------    -------------

Net assets                                       $  59,965,351    $  54,364,523
                                                 =============    =============

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              CENTRAL ILLINOIS PUBLIC
                                                SERVICE COMPANY
                                              EMPLOYEE LONG-TERM
                                              SAVINGS PLAN - IBEW NO. 702


                                              AMEREN SERVICES COMPANY
                                                              (Administrator)




                                              By       /s/  Jean M. Hannis
                                                --------------------------
                                                          Jean M. Hannis
                                                          Vice President

June 28, 2000




                                  EXHIBIT INDEX

                             Exhibits Filed Herewith


Exhibit No.                Description
-----------           ----------------------------------------

   23                 Consent of Independent Accountants